Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 18, 2008

Relating to Preliminary Prospectus dated March 18, 2008

Registration No. 333-145547

This free writing prospectus should be read together with the preliminary prospectus dated March 18, 2008 relating to this offering included in Amendment No. 7  to the Registration Statement on Form S-1 (File No. 333-145547).

To review a filed copy of our current registration statement and preliminary prospectus, click the following link (or if such address has changed, by reviewing our filings for the relevant date on the SEC website at http://www.sec.gov): http://sec.gov/Archives/edgar/data/1113784/000104746908003017/a2179762zs-1a.htm

The contemplated offering size has been changed from an aggregate of 6,600,000 shares to an aggregate of 3,400,000 shares of common stock, of which CardioNet is selling 3,000,000 shares and Guidant Investment Corporation (“Guidant” or the “Selling Stockholder”) is selling 400,000 shares.  Sanderling Ventures and its affiliates, H&Q Funds, BioFrontier Global Investment Partnership and its affiliates, IngleWood Venture, L.P. and Foundation Medical Partners are no longer participating as selling stockholders in this offering.  The estimated initial public offering price range has been changed from between $22 and $24 per share to between $18 and $20 per share.  The Selling Stockholder has granted the underwriters an option for a period of 30 days to purchase up to 510,000 additional shares of common stock.

The following information summarizes the principal changes in the information contained in the preliminary prospectus that result from the changes in the offering size and composition and the estimated initial public offering price range.

Unless otherwise stated, where applicable, each of the following calculations assumes an initial public offering price of $19.00 per share, the mid-point of the price range, and a conversion date of December 31, 2007 with respect to shares of our mandatorily redeemable convertible preferred stock.  The number of shares of common stock into which each share of mandatorily convertible preferred stock is convertible increases daily at the rate of 5% per annum, compounding quarterly.

Estimated net proceeds to CardioNet	Approximately $49.8 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Common stock to be outstanding after this offering:

22,564,607 shares as of December 31, 2007 (shares of common stock outstanding would be 22,954,291 and 22,213,907 assuming an initial public offering price of $18.00 and $20.00 per share, respectively).

Summary Consolidated Balance Sheet Data (in thousands):

As of December 31, 2007, on a pro forma as adjusted basis: cash and cash equivalents were $69,885, working capital was $81,169, total assets were $152,850, total debt was $2,744, mandatorily redeemable convertible preferred stock was $0 and total shareholders’ equity (deficit) was $138,247.

Risk Factors:

Principally because of the reduction in the selling stockholder participation in this offering, the number of shares of common stock that will have registration rights after this offering has increased.

The decrease in assumed offering price results in more shares of common stock issuable upon conversion of our mandatorily redeemable convertible preferred stock and therefore more shares with registration rights after this offering.

Capitalization (in thousands, except share data):

Based on the conversion of all our outstanding shares of preferred stock into 16,026,820 shares of common stock upon completion of this offering, the automatic cashless exercise of warrants upon the completion of this offering pursuant to the terms thereof, resulting in the issuance of 304,468 shares of our common stock, and the sale of 3,000,000 shares of common stock by us in this offering, as of December 31, 2007:

on a Pro Forma basis, shares of common stock outstanding were 19,564,607, common stock was $19,565, additional paid-in capital was $150,592, total shareholders’ equity (deficit) was $88,437 and total capitalization was $91,181;

and on a Pro Forma As Adjusted basis, shares of common stock outstanding were 22,564,607, common stock was $22,565, additional paid-in capital was $197,402, total shareholders’ equity (deficit) was $138,247 and total capitalization was $140,991.

Dilution:

After giving effect to the conversion of all outstanding shares of preferred stock into common stock and the automatic cashless exercise of warrants, our pro forma net tangible book value per share as of December 31, 2007 was approximately $2.27 per share.

After giving effect to the sale of common stock offered by us in this offering, after deducting estimated underwriting discounts and commissions and estimated public offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2007 was approximately $4.18 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.91 to existing stockholders and an immediate dilution of $14.82 per share to investors participating in this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operation:

Based on an assumed initial public offering price of $19 per share, the intrinsic value of the options outstanding as of December 31, 2007 was $20.7 million, of which $15.8 million related to vested options and $4.9 million related to unvested options.

Related Party Transactions

From January 1, 2004 to December 31, 2007, we granted options to purchase an aggregate of 892,500 shares of common stock to our current directors and executive officers, with exercise prices ranging from $1.50 to $9.50.

Principal Stockholders and Selling Stockholder:

The following table sets forth information regarding beneficial ownership by each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock, each of our directors, each of our named executive officers, all of our directors and executive officers as a group, and each selling stockholder. The percentage ownership information shown in the table is based upon (1) 3,233,319 shares of common stock outstanding as of December 31, 2007, including 103,292 unvested shares held by employees, (2) the conversion of all outstanding shares of our preferred stock into 16,026,820 shares of common stock, (3) the automatic cashless exercise of warrants and (4) the issuance by us of 3,000,000 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option. Guidant has granted the underwriters an over-allotment option. If the underwriters exercise their over-allotment option in full, Guidant will beneficially own 1,382,114 shares, or 6.1% of our outstanding shares following this offering.

				Percentage of shares beneficially owned
Name and address of beneficial owner	Number of shares beneficially owned before offering	Number of shares beneficially owned after the offering	Number of shares to be sold in the offering	Before offering	After offering
5% Stockholders and Selling Stockholders:
Guidant Investment Corporation/Boston Scientific Corporation and its affiliates	2,292,114	1,892,114	400,000	11.7%	8.4%
Sanderling Ventures and its affiliates	2,549,040	2,549,040	0	13.0%	11.3%
H&Q Funds	1,441,094	1,441,094	0	7.4%	6.4%
BioFrontier Global Investment Partnership and its affiliates	1,004,975	1,004,975	0	5.1%	4.5%
IngleWood Ventures, L.P.	779,852	779,852	0	4.0%	3.5%
Foundation Medical Partners	624,005	624,005	0	3.2%	2.8%
Directors and executive officers:
Arie Cohen	450,000	450,000	0	2.2%	2.0%
James M. Sweeney	1,299,845	1,299,845	0	6.6%	5.7%
Fred Middleton	2,571,540	2,571,540	0	13.1%	11.4%
Woodrow A. Myers Jr., M.D.	15,000	15,000	0	*	*
Eric N. Prystowsky, M.D.	96,309	96,309	0	*	*

Harry T. Rein	646,505	646,505	0	3.3%	2.9%
Robert J. Rubin, M.D.	37,037	37,037	0	*	*
Michael Forese	75,000	75,000	0	*	*
Martin P. Galvan	150,000	150,000	0	*	*
Gregory A. Marsh	0	0	0	*	*
David Wood	41,653	41,653	0	*	*
All directors and executive officers as a group (10 persons)	5,466,236	5,466,236	0	26.7%	23.3%

CardioNet, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling tollfree 1-800-831-9146 or by contacting Citigroup Corporate and Investment Banking, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 (Tel: (718) 765-6732; Fax (718) 765-6734).

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